

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2021

Dane Saglio
Chief Financial Officer
Seneca Biopharma, Inc.
20271 Goldenrod Lane
Germantown, MD 20876

> **Re: Seneca Biopharma, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 26, 2021**
> **File No. 333-251659**

Dear Mr. Saglio:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

Material U.S. Federal Income Tax Consequences of the Merger, page 113

1. We note your response to prior comment 14. However, your revised disclosure states that the Merger "should" qualify as a reorganization and furthermore continues to assume the material tax consequences at issue (e.g. "Assuming the Merger constitutes a reorganization...", "If the Merger so qualifies...", etc.). Please revise your prospectus disclosure to provide a firm conclusion regarding treatment of the transaction under Section 368(a) and remove language stating that it is intended that, or generally, certain material tax consequences will apply. Please also remove any statement that assumes the material tax consequences at issue. Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

<u>Contingent Value Rights Agreement, page 144</u>

2.   We note your response to prior comment 17. Please revise this section to disclose the planned fees for the CVR Agent and the CVR Holders' Representative.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Christine Torney at 202-551-3652 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Raul Silvestre